UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan – Supplement A
c/o Bunge North America, Inc.
11720 Borman Drive
St. Louis, Missouri 63146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
50 Main Street
White Plains, NY 10606

Report of Independent Registered Public Accounting Firm

To Participants, Administrator, and Investment Committee of the
Bunge Savings Plan - Supplement A

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan - Supplement A (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bunge Savings Plan - Supplement A as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Brown Smith Wallace LLC
St. Louis, Missouri
June 19, 2017

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015

INVESTMENTS, at fair value:
Mutual funds	$3,396,330	$3,481,019
Bunge Limited common shares	97,763	106,460
Common stock	10,283	182
Interest bearing cash	6,920	7,273

Total Plan interest in Bunge Defined Contribution Master Trust	3,511,296	3,594,934

RECEIVABLES:
Notes receivable from participants	82,357	153,991

Total receivables	82,357	153,991

NET ASSETS AVAILABLE FOR BENEFITS	$3,593,653	$3,748,925

See notes to financial statements.

BUNGE SAVINGS PLAN - SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2016 AND 2015

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

ADDITIONS:
Participants’ contributions	$194,399	$175,900
Interest income on notes receivable from participants	4,250	5,279
Rollover contributions	3,061	—
Employer contributions	910	—
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	118,775	181,106
Investment income — interest	1,691	475
Net appreciation (depreciation) in value of investments	105,034	(188,320)

Net appreciation (depreciation) of Plan interest in Bunge Defined Contribution Master Trust	225,500	(6,739)

Total	428,120	174,440

DEDUCTIONS:
Benefits paid to participants	583,152	472,485
Administrative expenses (refunded)	240	(308)

Total	583,392	472,177

DECREASE IN NET ASSETS	(155,272)	(297,737)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	3,748,925	4,046,662

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,593,653	$3,748,925

See notes to financial statements.

BUNGE SAVINGS PLAN - SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2016 AND 2015

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
The Bunge Savings Plan – Supplement A (the “Plan”) is a subplan of the Bunge Savings Plan (the “Savings Plan”), which was established on April 1, 1996. Prior to January 1, 2004, the Plan was a stand-alone Plan known as the Central Soya 401(k) Plan for Hourly Employees. The Savings Plan was amended on January 1, 2004, to transfer the assets of the Central Soya 401(k) Plan for Hourly Employees to the Savings Plan and master trust. The Savings Plan was further amended to provide that the Plan provisions applicable to the participants in the Central Soya 401(k) Plan for Hourly Employees are set forth in a separate subplan known as the Bunge Savings Plan – Supplement A. On January 1, 2005, Bunge Limited (the parent of the Plan sponsor) separated the Plan from the Savings Plan.
Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income (Loss) Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares, interest bearing cash, and other common stock holdings that are stated at estimated fair value based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings (losses) on investments are allocated to participants based on daily account balances. See Note 9 for discussion of fair value measurements.
Payment of Benefits — Benefit payments are recorded when paid.
Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the plan document. During 2015, the third party administrator agreed to a reduction in administrative fees. A refund of $308 was received in 2015.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, interest bearing cash, and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes, could materially affect the amounts reported in the financial statements.
Subsequent Events - The Plan has evaluated subsequent events through the date the financial statements were available to be issued.
New Accounting Pronouncement — In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update No. 2017-06, Plan Accounting Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). The amendments in this update require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statements of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively.

BUNGE SAVINGS PLAN - SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2016 AND 2015

Additionally, ASU 2017-06 removed the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. Lastly, ASU 2017-06 removed the redundant investment disclosures relating to the 401(h) account assets, which is not applicable to the Plan. The amendments in ASU 2017-06 are effective for fiscal years beginning after December 15, 2018 and should be applied retrospectively. Early adoption is permitted. Adoption of ASU 2017-06 will not have a material impact on the face of the Plan’s financial statements. Upon adoption, the Plan will be required to modify various disclosures relating to the Plan’s investments in master trusts.

Reclassification — Certain prior year amounts have been reclassified to conform to current year presentation.

2.	PLAN DESCRIPTION
The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of the Company. The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

3.	CONTRIBUTIONS AND WITHDRAWALS
Contribution limits for participants are based on their respective collective bargaining agreements. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax basis could not exceed $18,000. However, if a participant reached age 50 by December 31, they are able to contribute an additional $6,000 in “catch up” contributions to the Plan on a pre-tax basis.
The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.
Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock and the Bunge Common Stock Fund (subject to certain limits) (“the Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund. All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund. Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.
Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants must withdraw their entire

BUNGE SAVINGS PLAN - SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2016 AND 2015

account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 70½. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution.
The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan. A participant may withdraw all or any portion of their after-tax contribution account including earnings, at any time.

4.	NOTES RECEIVABLE FROM PARTICIPANTS
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence, which may have a longer term and participants can have no more than two loans outstanding at any given time. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2016, participant loans bear interest rate of 3.75% to 5.75%, and mature through November 2021. No allowance for credit losses have been recorded as of December 31, 2016 or 2015. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest.

5.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.

6.	FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on October 22, 2011, stating that the Plan and related trust was designed and in compliance with the applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Trust’s investments are in shares of funds offered by the trustee. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid (refunded) by the Plan were $240 and $(308) for the years ended December 31, 2016 and 2015, respectively.

BUNGE SAVINGS PLAN - SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2016 AND 2015

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.
The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 158,086 and 163,632 common shares of Bunge Limited at December 31, 2016 and 2015, respectively of which 1,353 and 1,559 shares were allocated to the Plan at December 31, 2016 and 2015, respectively. During 2016 and 2015, the Plan recorded dividend income of $2,406 and $2,278, respectively, and net appreciation (depreciation) in fair value of $5,635 and $(35,740), respectively, from Bunge Limited common shares.

8.	INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST
The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the Trust. The assets of the Trust are held, managed, and administered by the trustee pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.
The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.
The investments of the Trust at December 31, 2016 and 2015 are summarized as follows:

	2016	2015

Cash	$3,762,039	$2,575,973

Investments – at fair value:
Mutual funds:	247,907,758	232,611,408
Bunge Limited common shares	11,420,133	11,172,793
Common stock	2,280,097	2,965,952

Total investment at fair value	261,607,988	246,750,153

Total	$265,370,027	$249,326,126

The Plan’s interest in the net assets of the Trust was approximately 1.3% and 1.4% at December 31, 2016 and 2015, respectively.

9.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

BUNGE SAVINGS PLAN - SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2016 AND 2015

The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2016 and 2015.
Level 1 — Quoted prices (unadjusted) in active markets for identical securities.
Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).
The following tables set forth by level within the fair value hierarchy a summary by category of debt and equity securities held by the Trust measured at fair value on a recurring basis at December 31, 2016 and 2015. The tables do not include the Trust’s cash of $3,762,039 and $2,575,973, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2016, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$247,907,758	$—	$—	$247,907,758
Bunge Limited common shares	11,420,133	—	—	11,420,133
Common stock	2,280,097	—	—	2,280,097

Total	$261,607,988	$—	$—	$261,607,988
	Fair Value Measurements at December 31, 2015, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$232,611,408	$—	$—	$232,611,408
Bunge Limited common shares	11,172,793	—	—	11,172,793
Common stock	2,965,952	—	—	2,965,952

Total	$246,750,153	$—	$—	$246,750,153

The following tables set forth by level within the fair value hierarchy a summary by category of debt and equity securities held by the Plan included in its interest in the Trust measured at fair value on a recurring basis at

BUNGE SAVINGS PLAN - SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2016 AND 2015

December 31, 2016 and 2015. The tables do not include the Plan’s cash of $6,920 and $7,273, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2016, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$3,396,330	$—	$—	$3,396,330
Bunge Limited common shares	97,763	—	—	97,763
Common Stock	10,283	—	—	10,283

Total	$3,504,376	$—	$—	$3,504,376

	Fair Value Measurements at December 31, 2015, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$3,481,019	$—	$—	$3,481,019
Bunge Limited common shares	106,460	—	—	106,460
Common Stock	182	—	—	182

Total	$3,587,661	$—	$—	$3,587,661

BUNGE SAVINGS PLAN - SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2016 AND 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan – Supplement A has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan – Supplement A

Date: June 19, 2017	By:	/s/ Geralyn F. Hayes
Geralyn F. Hayes
Plan Administrator

BUNGE SAVINGS PLAN - SUPPLEMENTAL A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMEBER 31, 2016 AND 2015

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-130651) of our report dated June 19, 2017, relating to the statements of net assets available for benefits of the Bunge Savings Plan - Supplement A as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, which appear in the December 31, 2016 annual report on Form 11-K of the Bunge Savings Plan - Supplement A.

/s/ Brown Smith Wallace LLC
St. Louis, Missouri
June 19, 2017